3-24-2004

SECURITIES AND EXCHANGE COMMISSION 04017560
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/18/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equivest Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 South Mill Avenue, Suite 315
(No. and Street)

Tempe, AZ 85281
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rosalie C. Carroll, Tel (480) 325-2010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald W. Stoker, P.C., Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

5743 East Thomas Road, Suite 1, Scottsdale, AZ 85251
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rosalie C. Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equivest Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
WILMA J. SWART
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Feb. 11, 2007

Signature

Manager & Member, FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUIVEST SECURITIES, LLC

FINANCIAL STATEMENTS

AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2003

DONALD W. STOKER, P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

Donald W. Stoker, P.C.
5743 E. Thomas Rd. Ste. 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

INDEPENDENT AUDITOR'S REPORT

February 20, 2004

TO THE MEMBERS OF
EQUIVEST SECURITIES, LLC
Tempe, Arizona

We have audited the accompanying statement of financial condition of **EQUIVEST SECURITIES, LLC** as of December 31, 2003 and the related Statement of Financial Condition, Statements of Operations, Statement of Members' Capital Accounts, and Cash Flows from inception to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **EQUIVEST SECURITIES, LLC** as of December 31, 2003 and the results of its operation and cash flows for the period then ended in conformity with generally accounting principles.

The accompanying financial statements have been prepared solely from the accounts of **EQUIVEST SECURITIES, LLC** and they do not include the personal accounts of the partners or those of any other operation in which they are engaged. Income from the members is reported in the members' Federal income tax return. Therefore, no income taxes have been recorded in these financial statements.

Donald W. Stoker, P.C.
Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS	
Cash in Bank	$ 73,860
Accounts Receivable	2,500
Total Assets	**$ 76,360**

LIABILITES AND MEMBERS' EQUITY

TOTAL LIABILITIES	
Total Liabilities	**0**
MEMBERS' EQUITY	
Members' Capital	$ 76,360
Total Members' Equity	**76,360**
TOTAL LIABILITES AND MEMBERS' EQUITY	**$ 76,360**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

Certified Public Accountant

EQUIVEST SECURITIES, LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2003

INCOME	$	0
EXPENSES		
Administrative Fees	$	500
Consulting Fees		37,000
Office Expense		2,138
Miscellaneous		94
License and Permits		351
Registration		1,743
Rent		5,000
Regulatory		6,508
Postage and Delivery		127
Professional Fees		280
Travel		999
Total Expenses	**$**	**54,740**
ACCUMULATED DEFICIT	**$(**	**54,740)**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

EQUIVEST SECURITIES, LLC
STATEMENT OF MEMBERS' CAPITAL ACCOUNTS
YEAR ENDED DECEMBER 31, 2003

	Balance at Inception	Contributions	Loss Allocation	Distributions	Balance December 31 2003
Member One	$ 0	$ 1,025	$ (1,025)	$ -	$ 0
Member Two	0	130,025	(53,665)	-	76,360
Member Three	0	25	(25)	-	0
Member Four	0	10	(10)	-	0
Member Five	0	15	(15)	-	0
	$ 0	$ 131,100	$ (54,740)	$	$ 76,360

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

Donald W. Stoker
Certified Public Accountant
EQUIVEST SECURITIES, LLC
STATEMENT OF CASH FLOW
DECEMBER 31, 2003

OPERATING ACTIVITIES

Accumulated Deficit	$ (54,740)
Adjustments to reconcile Accumulated Deficit To net cash provided by beginning operations Change in Accounts Receivable	(2,500)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$ (57,240)**
FINANCING ACTIVITIES Contributions by Members	$ 131,100
NET CASH USED BY FINANCING ACTIVITIES	**$ 131,100**
NET INCREASE/DECREASE IN CASH	**$ 73,860**
CASH AT BEGINNING OF YEAR	**$ 0**
CASH AT END OF YEAR	**$ 73,860**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1: ORGANIZATION AND OPERATING AGREEMENT

Equivest Securities, LLC (the "Company") is an Arizona limited liability company that was formed in February 2003. It was granted membership into the National Association of Securities Dealers on November 19, 2003 and given approval status effective December 2, 2003. The Company's business is limited to the selling of private placement offerings in accordance with the requirements of Regulation D of the Securities and Exchange Commission. The Company does not maintain customer accounts, hold customer monies, or hold customer securities. The Company maintains a policy of promptly forwarding any customer checks to the escrow agent so identified as the payee. Therefore, a "Computation For Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements" is not a component of this report.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which require the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate. The Company had net capital of $73,860 at December 31, 2003.

NOTE 3: RELATED PARTIES

Douglas L. Newell is a member of the Company and also has an ownership interest in the Company. Mr. Newell's company, Douglas L. Newell, Consultant, provides certain administrative and office support services for the Company. The Company's services agreement with Douglas L. Newell, Consultant is a month-to-month agreement that may be terminated with a thirty-day notice. Douglas L. Newell, Consultant, was paid fees for its services in the amount of $500 for the year 2003.

EQUIVEST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 4: MEMBER CAPITAL

During the period from inception to December 31, 2003, members of the Company made contributions of $131,100.

The Company made no distributions during the period from inception to December 31, 2003.

The Company's income is credited 100% to the members' capital accounts pro rata according to their respective percentage interests.

The Company's losses are debited 100% from the members' capital accounts pro rata according to their respective capital account balances. In instances where a portion of a loss allocation creates a negative account balance, and subject to the prior approval of all members, such a loss is re-allocated to those members' accounts with remaining positive account balances. No member is obligated to restore a negative capital account.

EQUIVEST SECURITES, LLC

SUPPLEMENTAL SCHEDULES

Donald W. Stoker
Certified Public Accountant

EQUIVEST SECURITIES, LLC
COMPUTATION OF NET CAPITAL
UNDER SEC NET CAPITAL RULE 15c3-1
DECEMBER 31, 2003

Total Ownership Equity Qualified for Net Capital	$76,360
Additions	0
Deductions: Non-allowable assets	
Accounts Receivables	(2,500)
Net Capital	$ 73,860
Less: Required Net Capital	(5,000)
Excess Net Capital	$ 68,860

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	None
Minimum Dollar Net Capital Requirement	$ 5,000
Net Capital Requirement (greater of above)	$ 5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities	None
Total Aggregate Indebtedness	None

Donald W. Stoker
Certified Public Accountant